Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-237147, 333-239088, and 333-256226) of our report dated March 16, 2022, relating to the consolidated financial statements of Williams Industrial Services Group Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Williams Industrial Services Group Inc. and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to a material weaknesses), appearing in this Form 10-K for the year ended December 31, 2021.

/s/ Moss Adams LLP

Dallas, Texas

March 16, 2022